SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

EARNINGS

RELEASE

2Q16

FOR IMMEDIATE RELEASE - São Paulo, August 11, 2016 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), one of Brazil’s leading homebuilders, today reported financial results for the second quarter ended June 30, 2016.

GAFISA RELEASES
2Q16 RESULTS

MANAGEMENT COMMENTS AND HIGHLIGHTS

The Company’s results from the first half of 2016 reflect continued uncertainty in Brazil’s political and economic prospects. This uncertainty stems from an economic slowdown and has greatly impacted the Brazilian real estate market. Gafisa was able to partially mitigate the negative effects of this period, as a result of its diversification in both the medium-high income and the low income segments.

The Gafisa and Tenda segments faced substantially different market environments throughout the quarter. The Gafisa segment has been affected by reduced demand levels in this weak macroeconomic environment. The segment is focused on its strategy of improving operational efficiency and business management, by maintaining a conservative approach in the development of new projects. The Tenda segment, conversely, took advantage of the low-income market’s resilience and continued to expand the scale of its business model, despite macroeconomic conditions.

In 2Q16, the Gafisa segment launched two projects/phases in the city of São Paulo, accounting for R$130.4 million in PSV, ending the first six months with R$210.5 million in new projects launched.

Despite the political and economic headwinds, the segment posted improved results in 2Q16 relative to 1Q16. The recent sales performance in the quarter may signal a marginal rebound in the Brazilian consumer environment. In addition to increased sales, with gross sales totaling R$262.0 million, up 10.5% from 1Q16, dissolutions decreased in the quarter and returned to average levels seen in 2015.

This result reflected positive trends in both Gafisa’s operations and consumer confidence. As a result of these factors, 2Q16 net pre-sales nearly doubled QoQ to R$129.5 million, representing 66% of total net pre-sales in 1S16.

Gafisa segment’s SoS slightly recovered reaching 6.3% in 2Q16, compared to 3.3% in the previous quarter and 10.5% in 2Q15. SoS in the last twelve months reached 26.5%.

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The volume of dissolutions in 2Q16, despite a slight improvement, comes as a result of a high volume of deliveries since the end of 2015, approximately R$1.5 billion in PSV, combined with decreased demand in the current economic scenario. In 2Q16, PSV of R$412.3 million was delivered, ending the first six months with R$517.1 million in delivered projects.

The Gafisa segment ended 2Q16 with 25 projects under construction, all on schedule and within the delivery timeframe, reflecting Gafisa’s commitment to our clients. 2Q16 transfer volume reached R$142.7 million and R$252.7 million in 6M16, showing an appropriate level of operational control and efficiency. Despite the current credit restrictions, Gafisa maintains a strong relationship in partnering with banks for the transfer process.

The Company has maintained a focus on the sale of remaining units. As a result, 72.3% of net sales in 2Q16 and 77.6% in 1H16 were units from inventory. Considering the higher volume of dissolutions related to older projects, net sales in 1H16 were concentrated in more recent projects, impacting the Gafisa segment’s first half revenues.

Despite the expectation of greater visibility into the Brazilian political and economic scenario, the Company is still missing higher visibility related to a recovery in the real estate market and will keep operating on a cautious manner.

In this regard, we will keep our conservative approach, seeking to balance the placement of new products on the market, prioritizing those with higher liquidity, so as to achieve an appropriate level of sales, profitability, and cash flow.

Tenda’s 2Q16 results benefitted from the stable scenario in the low-income segment, with increased launches and fewer dissolutions. These factors were further improved by the policy of immediately transfer after sale, and a reduction in the legacy project portfolio. The Tenda segment continues concentrating its efforts in the new business model. The consolidation of the new model, based on four strategic pillars, has allowed Tenda to post consistent positive operational and financial performance.

In 2Q16, Tenda launches totaled R$414.7 million, the highest levels since 4Q10. The launches were comprised of 12 projects/phases, in the states of São

Paulo, Rio de Janeiro, Rio Grande do Sul, Minas Gerais and Bahia.

2Q16 launches accounted for 39.8% of the Tenda segment’s total sales and 25.6% of the segment’s total in 6M16.

The Tenda segment’s SoS reached an impressive level of 26.4%, among the highest in the sector.

2Q16 gross sales reached R$382.9 million and dissolutions remained under control at 15.1% of gross sales, resulting in net pre-sales of R$325.0 million. This marked an increase of 21.9% from the previous quarter and of 12.1% y-o-y. In 6M16, the net pre-sales totaled R$591.5 million.

Since 2013, when Tenda started its new model operations, the segment has launched 72 projects, representing a total of R$2.7 billion in PSV. Of this total, Tenda has delivered R$1.1 billion, comprised of 32 projects/phases. Notably, all projects related to the first year of new model operations (2013) have been completed and delivered on schedule. In relation to the 2014 projects, only one project/phase of 14 projects launched is still waiting delivery. In 2Q16, the Tenda segment delivered 10 projects/phases, corresponding to 1,895 units, and representing R$275.4 million in PSV. In 1H16, the Tenda segment delivered 13 projects/phases, comprising 2,359 units and R$337.1 million in PSV.

For the second half of the year, the Tenda segment will continue focusing on increasing its scale by growing launches and implementing strategies designed to ensure a strong sales pace. The segment will be guided by market behavior and focused on delivering profitability. The consistency of recent results from the new model projects reaffirms management’s confidence in the 2016 business plan.

On a consolidated basis, Gafisa and Tenda launched R$545.0 million in 2Q16, ending the first six months with R$853.7 million in new projects. The Gafisa segment accounted for 24% of 2Q16 launches while Tenda accounted for the remaining 76%. Second quarter 2016 net pre-sales totaled R$454.5 million, an increase of 36.4% quarter-over-quarter. In the quarter, sales from launches accounted for 36.4% of total sales, while the sale of inventory units accounted for the remaining 63.6%. The Gafisa segment accounted for 29% of net

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pre-sales while the Tenda segment represented the remaining 71%.

Consolidated adjusted gross profit totaled R$138.3 million with a gross margin of 29.2%, which resulted from a partial recovery in the Gafisa segment’s operating profitability in the period. In 1H16, adjusted gross profit totaled R$248.5 million, with a gross margin of 28.3%.

In the current economic environment, the Company’s main focus is on greater stability in its cost and expense structure. Selling, general and administrative expenses were R$82.2 million in 2Q16, stable y-o-y and down 8.3% q-o-q, reflecting the Company’s efforts in efficiently answering to the adjustments and movements of the real estate market, so that to allow a structure of costs and expenses aligned to current scenario.

As a result of these factors, Gafisa reported a 2Q16 consolidated net loss of R$38.5 million, compared to a loss of R$53.2 million recorded in 1Q16 and net income of R$28.5 million in 2Q15.

At the end of the first six months, the Net Debt/Shareholders’ Equity ratio reached 48.5%, a slight increase compared to 1Q16, although in line with the

Company’s business plan. Excluding project finance, the Net Debt/Shareholders’ Equity ratio was negative at 9.8%.

Consolidated operating cash generation reached R$38.2 million in the quarter, ending the period with a net cash burn of R$32.5 million. In 6M16, the net cash burn totaled R$4.2 million. It is worth noting that in 1H16, the Company’s cash generation was impacted by the decreased volume of deliveries in the Gafisa segment, which we expect to improve on in the second semester of the year.

We will maintain this conservative approach in this second half of 2016, seeking to balance the placement of new products on the market, prioritizing those with higher liquidity, in order to reach adequate sales and profitability levels. The Gafisa segment, through its balanced performance, seeks to manage the effects of this period of economic weakness. The Tenda segment is ready to expand the volume of new projects, backed by the resilience of the low-income market, sustained demand, and the positive results from new model projects.

The Company continues to advance guided by capital discipline, its profitability goals, and value creation for shareholders.

Sandro Gamba                                                                                  Rodrigo Osmo

Chief Executive Officer – Gafisa                                                      Chief Executive Officer – Tenda

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MAIN CONSOLIDATED FIGURES

Table 1- Operating and Financial Highlights (R$ 000 and % Company)

	2Q16	1Q16	Q/Q(%)	2Q15	Y/Y(%)	6M16	6M15	Y/Y(%)
Launches	545,038	308,648	77%	481,951	13%	853,686	795,532	7%
Launches, Units	3,166	1,860	70%	2,231	42%	5,026	4,181	20%
Net Pre-sales	454,511	333,339	36%	532,131	-15%	787,850	955,475	-18%
Pre-sales, Units	2,202	2,137	3%	2,395	-8%	4,339	4,303	20%
Pre-sales of Launches	165,273	30,116	449%	108,001	53%	195,389	167,717	16%
Sales over supply (SoS)	13.9%	10.6%	330 bps	15.9%	-200 bps	21.8%	25.4%	-360 bps
Delivered projects (PSV)	687,726	166,500	313%	954,460	-28%	854,226	1,740,208	-51%
Delivered projects, Units	3,136	655	379%	2,738	14%	3,791	6,272	-40%
Net Revenue	473,371	405,534	17%	591,529	-20%	878,905	1,111,030	-21%
Adjusted Gross Profit[1]	138,276	110,239	25%	200,386	-31%	248,515	379,688	-35%
Adjusted Gross Margin[1]	29.2%	27.2%	200 bps	33.9%	-470 bps	28.3%	34.2%	-590 bps
Adjusted EBITDA[2]	22,397	15,495	45%	72,831	-69%	37,892	169,196	-78%
Adjusted EBITDA Margin[2]	4.7%	3.8%	90 bps	12.3%	-760 bps	4.3%	15.2%	-1,090 bps
Net Income (Loss)	(38,439)	(53,227)	28%	28,487	-	(91,665)	60,137	-
Backlog Revenues	667,368	708,871	-6%	901,383	-26%	667,368	901,383	-26%
Backlog Results[3]	259,864	275,030	-6%	364,238	-29%	259,864	364,238	-29%
Backlog Margin[3]	38.9%	38.8%	10 bps	40.4%	-150 bps	38.9%	40.4%	-150 bps
Net Debt + Investor Obligations	1,455,766	1,415,038	3%	1,563,283	-7%	1,455,766	1,563,283	-7%
Cash and cash equivalents	618,569	792,076	-22%	876,813	-29%	618,569	876,813	-29%
Shareholders’ Equity	2,998,075	3,043,671	-1%	3,097,881	-3%	2,998,075	3,097,881	-3%
Shareholders’ Equity + Minority	3,001,290	3,046,284	-1%	3,099,492	-3%	3,001,290	3,099,492	-3%
Total Assets	6,548,124	6,779,953	-3%	7,072,546	-7%	6,548,124	7,072,546	-7%
(Net Debt +Obligations) / (SE + Minority)	48.5%	46.5%	200 bps	50.4%	-190 bps	48.5%	50.4%	-190 bps

1)    Adjusted by capitalized interestes.

2)    Adjusted by expenses with stock option plans (non-cash), minority. Consolidated EBITDA considers the equity income from Alphaville.

3)    Backlog results net of PIS/COFINS taxes (3.65%), and excluding the impact of PVA (Present Value Adjustment) method according to Law 11.638.

4)    Cash and cash equivalents,  and titles and securities.

5)    Backlog results include ventures that are subject to restriction due to a suspensive clause.

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FINANCIAL RESULTS

▪  2Q16 net revenue recognized by the “PoC” method was R$212.6 million in the Gafisa segment and
R$260.7 million in the Tenda segment. This resulted in 2Q16 consolidated revenue of R$473.3 million, a decrease of 20.0% year-on-year and an increase of 16.7% from the previous quarter. In 6M16, consolidated net revenue was R$878.9 million, a reduction of 20.9% compared with 6M15.

▪  Adjusted gross profit for 2Q16 was R$138.3 million, higher than R$110.2 million in 1Q16 and lower than R$200.4 million recorded in the past year. Adjusted gross margin reached 29.2%, compared to 27.2% in 1Q16 and 33.9% in the 2Q15. The Gafisa segment accounted for an adjusted gross profit of R$65.3 million, with an adjusted gross margin of 30.7%, while the Tenda segment accounted for an adjusted gross profit of R$73.0 million, with a margin of 28.0%. In the first half of the year, adjusted gross profit was R$248.5 million with adjusted gross margin of 28.3%, compared to R$379.7 million in 1H15.

▪  Consolidated Adjusted EBITDA was R$22.4 million in 2Q16, with an adjusted EBITDA margin of 4.7%. The Gafisa segment reported adjusted EBITDA of R$12.5 million, while the Tenda segment’s adjusted EBITDA was R$21.8 million. In 1H16, consolidated Adjusted EBITDA was R$37.9 million, 78% lower than R$169.2 million in 1H15. Please note that consolidated adjusted EBITDA includes Alphaville equity income, while the Gafisa segment’s adjusted EBITDA is net of this effect.

▪  The Company reported a 2Q16 net loss of R$38.5 million compared to a net loss of R$53.2 million in 1Q16, and net profit of R$28.5 million in 2Q15. The Gafisa segment reported a net loss of R$47.1 million, while the Tenda segment reported a net profit of R$8.6 million. In the 1H16, the Company reported a consolidated net loss of R$91.7 million.

▪  Operating cash generation totaled R$38.2 million in 2Q16, finishing the quarter with cash generation of R$134.9 million. Cash burn in the quarter was R$32.5 million, with an accumulated cash burn of R$4.2 million in 6M16.

.

OPERATING RESULTS

▪  Total Company launches were R$545.0 million in 2Q16, comprised of 14 projects in the states of São Paulo, Rio de Janeiro, Minas Gerais, Bahia and Rio Grande do Sul, up from R$482.0 million launched in 2Q15. The Gafisa segment accounted for 24% of the quarter’s launches, while the Tenda segment accounted for the remaining 76%. First half 2016 launches totaled R$853.7 million.

▪  Net pre-sales totaled R$454.5 million in 2Q16, an increase of 36.4% from the R$333.3 million recorded in 1Q16 and 14.6% lower y-o-y. The Gafisa segment accounted for R$129.5 million and the Tenda segment for R$325.0 million in 1Q16. Consolidated sales from launches in the quarter represented 18.6% of the total, while sales from inventory comprised the remaining 81.4%. The Company reached R$787.9 million in net pre-sales in the first six months of the year.

▪  Consolidated sales over supply (SoS) reached 13.9% in 2Q16 compared to 10.6% in 1Q16 and 15.9% in 2Q15. On a trailing 12-month basis, Gafisa’s SoS was 26.5%, while Tenda’s SoS was 54.2%.

▪  Consolidated inventory at market value remained stable in 2Q16, at R$2.8 billion. Gafisa’s inventory ended the quarter at R$1.9 billion, while Tenda’s inventory totaled R$906.3 million.

▪  Throughout the second quarter, the Company delivered 14 projects/phases, totaling 3,136 units, accounting for R$687.7 million in PSV. In regards tp the first six months, the company delivered 19 projects/phases and 3,791 units, accounting for R$854.2 million in PSV.

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ANALYSIS OF RESULTS

Gafisa Segment

Sales Volume, Revenue Level and Profitability Impacted by the
 Challenging Market Environment

Table 2 – Gafisa Segment – Operating and Financial Highlights (R$ 000 and % Gafisa)

	2Q16	1Q16	Q/Q(%)	2Q15	Y/Y(%)	6M16	6M15	Y/Y(%)
Launches	130,360	80,104	63%	252,585	-48%	210,464	327,812	-36%
Net pre-sales	129,519	66,842	94%	242,185	-47%	196,361	421,992	-53%
Net pre-sales of launches	35,867	8,187	338%	66,973	-46%	44,054	81,409	-46%
Sales over Supply (SoS)	6.3%	3.3%	300 bps	10.5%	-420 bps	9.3%	16.9%	-760 bps
Delivered projects (Units)	1,241	191	550%	1,498	-17%	1,432	3,345	-57%
Net Revenue	212,628	170,982	24%	348,392	-39%	383,610	688,450	-44%
Adjusted Gross Profit[1]	65,325	35,979	82%	127,101	-49%	101,304	252,603	-60%
Adjusted Gross Margin[1]	30.7%	21.0%	970 bps	36.5%	-580 bps	26.4%	36.7%	-1,030 bps
Adjusted EBITDA [2]	12,491	(18,140)	-169%	52,400	-76%	(5,649)	110,690	-105%
Adjusted EBITDA Margin [2]	5.9%	-10.6%	1,650 bps	15.0%	-910 bps	-1.5%	16.1%	-1,760 bps
Net Income (Loss)	(47,061)	(58,021)	-19%	8,452	-657%	(105,082)	28,656	-467%
Backlog Revenues	366,368	427,365	-14%	664,074	-45%	366,368	664,074	-45%
Backlog Results[3]	133,975	159,970	-16%	265,190	-49%	133,975	265,190	-49%
Backlog Margin³	36.6%	37.4%	-80 bps	39.9%	-330 bps	36.6%	39.9%	-330 bps

1)      Adjusted by capitalized interestes.

2)      Adjusted by expenses with stock option plans (non-cash), minority. Consolidated EBITDA considers the equity income from Alphaville.

3)      Backlog results net of PIS/COFINS taxes (3.65%), and excluding the impact of PVA (Present Value Adjustment) method according to Law 11.638.

4)      Backlog results include ventures that are subject to restriction due to a suspensive clause.

The uncertainty in Brazil’s economic and political environment negatively impacted demand in the mid-high income segment and continued to hurt the Gafisa segment’s operational performance. Despite a greater share of projects launched before 2015 in the 2Q16 gross sales mix (68.7% of gross sales), the high volume of dissolutions related to these projects (95.2% of dissolutions in the quarter) ended up concentrating part of the net volume of sales from inventory of more recent projects. Thus, revenues in the quarter were impacted again for the following items: (i) lower volume of net sales in the period; and (ii) higher concentration of net sales in projects with slower evolution of work progress.

The Gafisa segment ended 2Q16 with a gross margin of 12.3% compared to 25.9% in 2Q16 and 2.0% in the past quarter, reflecting a modest rebound from 1Q16. 2Q16 was still impacted by dissolutions related to commercial projects (R$28.4 million – 21.4% of total PSV dissolutions) and due to the effects of pricing pressure related to the resale of cancelled units. Adjusted Gross Margin reached 30.7% in the quarter and 26.4% in the first half of the year.

In 2Q16 the Gafisa segment maintained a level of SG&A expenses more in line with the current level of the business cycle and market demand, posting a y-o-y reduction of 21.2% and ending 1H16 down 10.6% from 1H15.

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Net Income

Net loss for the period was R$47.1 million compared to a loss of R$58.0 million in 1Q16 and a profit of R$8.5 million in 2Q15. Excluding the net loss from Alphaville equity income, which totaled R$12.0 million in the quarter, the Gafisa segment reported a 2Q16 net loss of R$35.1 million, compared to a net loss of R$68.9 million in 1Q16 and net profit of R$3.3 million in 2Q15. In 1H16, the Gafisa segment posted a net loss of R$104.0 million.

 As previously stated, this was due to the following items: (i) volume and mix of net sales in the period, and (ii) the effect of the negative contribution of AUSA equity income, due to the lower operating volume (launches and sales), reflecting on the quarter's revenue level and also to AUSA’s net financial result, impacted by the higher cost of debt, compared to the previous year.In 1H16, net loss including Alphaville reached R$105.1 million.

Table 3 – Gafisa Segment – Net Income (R$ Million)

	2Q16	1Q16	2Q15	6M16	6M15
Adjusted Gross Profit	65.3	36.0	127.1	101.3	252.6
Adjusted Gross Margin	30.7%	21.0%	36.5%	26.4%	36.7%
Net Income	(47.1)	(58.0)	8.5	(105.1)	28.7
Equity Income from Alphaville	(12.0)	10.9	5.2	(1.1)	22.2
Net Profit Ex- Alphaville	(35.1)	(68.9)	3.3	(104.0)	6.5

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Tenda Segment

Operating and Financial Profitability Supported
by Increased Scale and the Improved Performance of the New Model

                Table 4 – Tenda Segment – Operating and Financial Highlights (R$ 000 and % Tenda)

	2Q16	1Q16	Q/Q(%)	2Q15	Y/Y(%)	6M16	6M15	Y/Y(%)
Launches	414.678	228.544	81%	229.366	81%	643.222	467.720	38%
Net pre-sales	324.992	266.497	22%	289.946	12%	591.489	533.483	11%
Net pre-sales of Launches	129.406	21.930	490%	41.028	215%	151.336	86.308	75%
Sales over Supply ( SoS)	26,4%	23,9%	250 bps	28,2%	-180 bps	39,5%	41,9%	-240 bps
Delivered projects ( Units)	1.895	464	308%	1.240	53%	2.359	2.927	-19%
Net Revenue	260.743	234.552	11%	243.137	7%	495.295	422.580	17%
Adjusted Gross Profit[1]	72.951	74.260	-2%	73.285	0%	147.211	127.085	16%
Adjusted Gross Margin[1]	28,0%	31,7%	-370 bps	30,1%	-210 bps	29,7%	30,1%	-40 bps
Adjusted EBITDA[2]	21.858	22.755	-4%	15.221	44%	44.613	36.335	23%
Adjusted EBITDA Margin[2]	8,4%	9,7%	130 bps	6,3%	210 bps	9,0%	8,6%	40 bps
Net Income ( Loss)	8.622	4.794	80%	20.035	-57%	13.416	31.481	-57%
Backlog Revenues	301.000	281.506	7%	237.309	27%	301.000	237.309	27%
Backlog Results[3]	125.889	115.060	9%	99.048	27%	125.889	99.048	27%
Backlog Margin³	41,8%	40,9%	90 bps	41,7%	10 bps	41,8%	41,7%	10 bps

1) Adjusted by capitalized interestes.

2) Adjusted by expenses with stock option plans (non-cash), minority. Consolidated EBITDA considers the equity income from Alphaville.

3) Backlog results net of PIS/COFINS taxes (3.65%), and excluding the impact of PVA (Present Value Adjustment) method according to Law 11.638.

4) Backlog results include ventures that are subject to restriction due to a suspensive clause.

During 2Q16, the Tenda segment continued to scale its operations, supported by positive demand levels, which stimulated sales and launches.

Adjusted gross margin went down to 28.0% in the second quarter, compared to 31.7% in the 1Q16 and 30.1% in the previous year, as a result of the completion of the receivables portfolio revision, started in 4Q15, which resulted in additional provisioning of R$14.6 million in 2Q16. In April, as a result of major credit constraints, Tenda chose to be more flexible in its discount policy as an initiative to recover sales volume. This initiative was a one-off situation that normalized in subsequent months.

                Selling, general and administrative expenses ended the 1H16 at R$79.7 million, 18.9% higher than 1H15, but in line with the expansion of Tenda’s operations; launch volume increased by 37.5% in 6M16, compared to the same period last year.

Adjusted EBITDA totaled R$21.9 million, with adjusted EBITDA margin of 8.4% in 2Q16. Adjusted EBITDA increased from R$15.2 million in 2Q15 and decreased from R$22.8 million in 1Q16.

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Net Income

The Tenda segment’s 2Q16 net income was R$8.6 million, up from net income of R$4.8 million recorded in 1Q16 and down from net income of R$20.0 million in 2Q15. In 6M16, net income was R$13.4 million.

The 2Q16 results are attributable to: (i) higher volume of revenues, mitigating the effect of the lower gross margin; and (ii) a lower impact from Other Operating Revenues/Expenses.

Table 5 –Tenda Segment – Net Income (R$ Million)

	2Q16	1Q16	2Q15	6M16	6M15
Adjusted Gross Profit	73.0	74.3	73.3	147.2	127.1
Adjusted Gross Margin	28.0%	31.7%	30.1%	29.7%	30.1%
Net Income	8.6	4.8	20.0	13.4	31.4

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RECENT EVENTS

UPDATE SHARE BUYBACK PROGRAM

Referring to the current share buyback program, through July 11, 2016, the Company has acquired 4.5 million shares or 55% of the total amount authorized, with a maximum amount of 8,198,565 shares. It is worth mentioning that the Company reaffirms its commitment to capital discipline. The execution of the program is conditional on the maintenance of Gafisa’s Consolidated Net Debt to Equity ratio at a level equal or lower than 60%. The Company’s Executive Officers are authorized to determine the opportunities in which operations will be performed, as well as the amount of shares to be traded.

UPDATE ON THE SEPARATION PROCESS OF THE GAFISA AND TENDA UNITS

In 2016, the Company has continued working on the potential separation of the Gafisa and Tenda business units. Since studies began in February 2014, several activities have been undertaken to enable these two business units to become more independent, both from an operational viewpoint and in terms of capital structure. As previously informed via Material Fact, such procedures are still in progress, but are taking more time to complete than initially planned.

                The Company will keep its shareholders and the market informed about the process and any developments pertaining to the issues mentioned above.

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GAFISA SEGMENT

Focuses on residential developments within the upper, upper-middle, and middle-income segments, with average unit prices above R$250,000.

Operating Results | Launches and Pre-Sales

Second quarter launches totaled R$130.4 million and consisted of 2 projects/phases in São Paulo. The sales speed of these launches reached 21.0%. In 6M16, the Gafisa segment reached R$210.5 million in launches or 23.9% of consolidated launches.

Second quarter gross pre-sales in the Gafisa segment totaled R$262.0 million. Dissolutions in 2Q16 were R$132.5 million, yielding total net pre-sales of R$129.5 million, up 93.8% q-o-q and down 46.5% y-o-y. Out of total dissolutions in the quarter, 21.5% were related to corporate projects, while residential dissolutions corresponded to the remaining 78.5%. In 1H16, net pre-sales totaled R$196.4 million.

Despite headwinds in Brazil’s political and economic scenario, the segment was capable of achieving an improved performance in 2Q16 relative to the previous quarter. Gross sales totaled R$262.0 million, 10.5% higher than the previous quarter. The slight improvement in sales performance from 1Q16 signals a marginal improvement in the consumer environment and a potentially improving scenario in 2H16. Another positive trend in 2Q16 was the lower volume of dissolutions compared to 1Q16, which returned to average levels posted in 2015.

As a main operational guideline for the year, the Company continues to focus its efforts on the sale of remaining units. As a result, 77.6% of net sales for the period were related to projects with launches before 2016. The dissolutions, in turn, were concentrated in the units launched prior to 2014, impacting the level of revenue in the period.

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2Q16

Table 6 – Gafisa Segment – Launches and Pre-sales (R$ 000)

	2Q16	1Q16	Q/Q(%)	2Q15	Y/Y(%)	6M16	6M15	Y/Y(%)
Launches	130,360	80,104	63%	252,585	-48%	210,464	327,812	-36%
Pre- Sales	129,519	66,842	94%	242,185	-47%	196,361	421,992	-53%

Sales over Supply (SoS)

The Gafisa segment’s SoS for the last twelve months reached 26.5% compared to 27.7% in the same period last year. In the 2Q16, SoS was 6.3% compared to 3.3% in 1Q16 and 10.5% in 2Q15.

Dissolutions

The weak economic conditions observed in 2016 and the strong recession have directly impacted consumer confidence and, accordingly, the level of gross sales and dissolutions. Due to the challenging operating environment, the level of dissolutions in the Gafisa segment reached R$132.5 million in 2Q16, down sequentially compared to R$170.3 million in 1Q16 and up from R$115.6 million in 2Q15. In 1H16, the total volume of dissolutions was R$302.8 million.

Over the last three years, the Company has been working on initiatives to strengthen the credit review component of its sale process. In doing so, the Company intends to reduce the level of dissolutions throughout the construction and delivery cycle. Given the current economic uncertainties and corresponding effects on the real estate market, the reduction in dissolutions has been slower than expected.

A comprehensive approach in the credit review process at the time of sale has generated a more efficient process of transferring Gafisa customers to financial institutions, even amid an unfavorable economic environment. As an example of the efficiency achieved in this process, only 9.2% of those who asked for transfers in 1H16 have been rejected by the bank’s credit analysis. (i.e. out of the 656 units asking for transfers, only 60 were not accepted)

In recent quarters the Gafisa segment has been able to reduce the level of dissolutions by enabling customers facing financial pressure to swap their units for those that better match their financial position. This exchange process reflects the flexibility of Gafisa’s product portfolio. In 1H16, R$56.2 million of new sales were made to clients who opted for swaps.

In the quarter, 243 Gafisa units were cancelled and 143 units, representing R$73.4 million, were already resold within the period. In 1H16, 500 units were cancelled, with the resale of 259 units in the same period, or R$135.3 million.

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2Q16

Inventory

Gafisa is maintaining its focus on inventory reduction initiatives. Projects launched prior to 2016 represented 72.3% of net sales in the period. The market value of the Gafisa segment’s inventory decreased by 3.1% q-o-q, and 7.8% y.o.y, totaling R$1.9 billion. The reduction reflects current market conditions, the effect of sales income in the period, as well as pricing adjustments on some inventory projects. Finished units outside of core markets accounted for R$51.2 million, or 2.7% of total inventory.

Table 7 – Gafisa Segment – Inventory at Market Value (R$ 000)

	Inventories BoP 1Q16	Launches	Dissolutions	Gross Sales	Adjustments¹	Inventories EoP 2Q16	Q/Q (%)
São Paulo	1,432,958	130,360	108,139	(217,823)	(66,661)	1,386,973	-3.2%
Rio de Janeiro	485,622	-	20,520	(29,671)	(980)	475,491	-2.1%
Other Markets	56,346	-	3,804	(14,488)	5,498	51,160	-9.2%
Total	1,974,926	130,360	132,463	(261,982)	(62,143)	1,913,624	-3.1%

¹ The Period Adjustment reflect the updates related to the project scope, release date and pricing update in the period.

During the same period, finished units represented R$451.2 million, or 23.6% of total inventory. Inventory from projects launched outside core markets, which is comprised exclusively of finished units, represented R$51.2 million, a decrease of 51.5% when compared to R$105.4 million in 2Q15 and down 9.2% from 1Q16. The Company estimates that through the beginning of 2017, it will have monetized a large portion of its inventory in non-core markets, based on the sales rate observed in these markets over the past few quarters.

In regards to Gafisa’s inventory, approximately 46% or R$869.7 million, is concentrated in projects to be delivered after 2Q17 and will not significantly increase the segment’s inventory of finished units in the short term.

Table 8 – Gafisa Segment – Inventory at Market Value- Work Status (R$ 000)

	Not Initiated	Up to 30% built	30% a 70% built	More than 70% built	Finished Units	Total 2Q16
São Paulo	77,501	-	679,702	501,811	127,959	1,386,973
Rio de Janeiro	-	4,404	90,994	107,979	272,114	475,491
Other Markets	-	-	-	-	51,160	51,160
Total	77,501	4,404	770,696	609,790	451,233	1,913,624

Inventory at market value includes projects in partnership. This index is not comparable to the accounting inventory, due to the implementation of new accounting practices on behalf of CPCs 18, 19 and 36.

Inventory Delivery Schedule

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Landbank

The Gafisa segment landbank, with a PSV of R$5.6 billion, is comprised of 34 land parcels, representing 45 potential projects/phases, and corresponding to nearly 11.1 units. 69% of potential projects/phases are located in São Paulo and 31% are located in Rio de Janeiro. The largest portion of land acquired through swap agreements is located in Rio de Janeiro, impacting the total percentage of land acquired through swaps, to a total of 57.3%.

Table 9 – Gafisa Segment - Landbank (R$ 000)

	PSV (% Gafisa)	% Swap Total	% Swap Units	% Swap Financial	Potential Units (% Gafisa)	Potential Units (100%)
São Paulo	3,838,867	51%	51%	0%	8,016	8,744
Rio de Janeiro	1,728,250	72%	72%	0%	2,328	2,382
Total	5,567,117	57%	57%	0%	10,344	11,126

¹ The swap percentage is measured compared to historical cost of land acquisition.

² Potential units are net of swaps and refer to the Gafisa’s and/or its partners’ stake in the project.

Table 10 - Gafisa Segment - Changes in the Landbank (1Q16 x 2Q16 - R$ 000)

	Inicial Landbank	Land Acquisition	Launches	Dissolutions	Adjustments	Final Landbank
São Paulo	4,048,411	-	(130,360)	-	(79,184)	3,838,867
Rio de Janeiro	1,661,840	65,693	-	-	717	1,728,250
Total	5,710,251	65,693	(130,360)	-	(78,467)	5,567,117

In 2Q16, the Company acquired a new parcel with PSV potential of R$66.7 million and an acquisition cost of R$15.7 million. It was financed by 100% cash and an initial disbursement of R$5.0 million. The disbursement schedule is subject to the launch.

The quarterly adjustments reflect updates related to project scope, expected launch date and other adjustments to the landbank during the period.

Gafisa Sales

Gafisa Vendas, the Company’s independent sales unit, with operations in São Paulo and Rio de Janeiro, accounted for 63% of gross sales in the semester.

Gafisa Vendas currently has a team of 579 highly trained, dedicated consultants, in addition to an online sales force.

Gafisa Segment Delivered Projects

During 2Q16, 4 projects/phases totaling 1,241 units were delivered, accounting for R$412.3 million in PSV. In 6M16, 6 projects/phases totaling 1,432 units were delivered, accounting for R$517.1 million in PSV. Currently, Gafisa has 25 projects under construction, all of which are on schedule according to the Company’s business plan.

Transfers

Over the past few years, the Company has been taking steps to improve the performance of its receivables/transfer process, in an attempt to achieve higher rates of return on invested capital. Currently, the Company’s strategy is to transfer 90% of eligible units in a 90-day period after the delivery of the project. In accordance with this policy, transfers totaled R$142.7 million in PSV in the second quarter.

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2Q16

Table 11 – Gafisa Segment – Delivered Projects

	2Q16	1Q16	Q/Q(%)	2Q15	Y/Y(%)	6M16	6M15	Y/Y(%)
PSV Transferred ¹	142,697	110,023	30%	169,829	-16%	252,720	367,843	-31%
Delivered Projects	4	2	100%	5	-20%	6	14	-57%
Delivered Units	1,241	191	550%	1,498	-17%	1,432	3,345	-57%
Delivered PSV²	412,307	104,842	293%	777,258	-47%	517,149	1,346,717	-62%

1) PSV refers to potential sales value of the units transferred to financial institutions.

2) PSV = Potential sales value of delivered units.

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2Q16

Financial Results

Revenue

2Q16 net revenues for the Gafisa segment totaled R$212.6 million, up 24.4% q-o-q and down 39.0% y-o-y, as a result of higher sales volume compared to 1Q16 and the sales mix, with a higher concentration of projects launched from 2015. In 1H16, net revenue reached R$383.6 million.

In the quarter, 100% of Gafisa segment revenues were derived from projects located in Rio de Janeiro and São Paulo. The table below provides additional details.

Table 12 – Gafisa Segment – Revenue Recognition (R$ 000)

		2Q16				2Q15
Launches	Pre-Sales	% Sales	Revenue	% Revenue	Pre-Sales	% Sales	Revenue	% Revenue
2016	35,867	28%	5,713	3%	-	0%	-	0%
2015	39,924	31%	38,020	18%	66,973	28%	-	0%
2014	33,996	26%	93,970	44%	57,530	24%	54,173	16%
2013	9,655	7%	49,796	23%	39,878	16%	76,279	22%
≤ 2012	10,077	8%	25,129	12%	77,804	32%	217,940	62%
Total	129,519	100%	212,628	100%	242,185	100%	348,392	100%
SP + RJ	118,835	92%	212,543	100%	234,710	97%	346,949	100%
Other Markets	10,684	8%	85	0%	7,475	3%	1,443	0%

Gross Profit & Margin

2Q16 gross profit for the Gafisa segment was R$26.1 million, up from R$3.5 million in 1Q16, and down from R$90.3 million in the prior year period, due to a lower top line result. Gross margin in the quarter reached 12.3%, higher q-o-q, but still negatively impacted by the higher volume of dissolutions, mainly those related to corporate projects (R$28.4 million – 21.4% of total PSV cancelled) and the effect of pricing differences. Excluding financial impacts, adjusted gross margin reached 30.7% in 2Q16 compared to 21.0% in 1Q16 and 36.5% in 2Q15.

The table below contains more details on the breakdown of 2Q16 Gafisa’s gross margin.

Table 13 - Gafisa Segment – Gross Margin (R$ 000)

	2Q16	1Q16	Q/Q (%)	2Q15	Y/Y(%)	6M16	6M15	Y/Y(%)
Net Revenue	212,628	170,982	24%	348,392	-39%	383,610	688,450	-44%
Gross Profit	26,084	3,456	655%	90,268	-71%	29,540	188,415	-84%
Gross Margin	12.3%	2.0%	1,030 bps	25.9%	-1,360 bps	7.7%	27.4%	-1,970 bps
(-) Financial Costs	39,241	32,523	21%	(36,833)	-	71,764	(64,188)	-
Adjusted Gross Profit	65,325	35,979	82%	127,101	-49%	101,304	252,603	-60%
Adjusted Gross Margin	30.7%	21.0%	970 bps	36.5%	-580 bps	26.4%	36.7%	-1,030 bps

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2Q16

Table 14 – Gafisa Segment – Gross Margin Breakdown (R$ 000)

	SP + RJ	Other Markets	2Q16
Net Revenue	212,543	85	212,628
Adjusted Gross Profit	65,213	111	65,324
Adjusted Gross Margin	30.7%	130.5%	30.7%

Selling, General and Administrative Expenses (SG&A)

SG&A expenses totaled R$39.8 million in the 2Q16, down 21.2% y-o-y and 9.1% q-o-q. In the 6M16, these expenses totaled R$83.5 million, 10.6% down from the R$93.4 million in the past year.

While selling expenses decreased 11.9% compared to 2Q15, they increased 20.9% from 1Q16, due to an increased level of launch volumes and higher required sales and marketing investments to stimulate demand. Year-to-date, the sales expenses remained stable compared to 6M15.

The segment’s general and administrative expenses reached R$19.5 million in 2Q16, a decrease of 28.9% compared to the previous year and 27.7% compared to 1Q16. In the quarter, and as an effect of the current market moment, the Company has not provisioned any amount related to profit sharing. In the 6M16, G&A expenses reached R$46.5 million compared to R$56.4 million in 6M15, a decrease of 17.4%.

The improved balance in the Gafisa segment’s SG&A levels reflects the Company's commitment to improving operational efficiency and achieving a level of costs and expenses that is more in line with the current economic outlook.

Table 15 – Gafisa Segment – SG&A Expenses (R$ 000)

	2Q16	1Q16	Q/Q (%)	2Q15	Y/Y(%)	6M16	6M15	Y/Y(%)
Selling Expenses	(20,245)	(16,746)	21%	(22,976)	-12%	(36,991)	(37,068)	0%
G&A Expenses	(19,524)	(27,002)	-28%	(27,466)	-29%	(46,526)	(56,351)	-17%
Total SG&A Expenses	(39,769)	(43,748)	-9%	(50,442)	-21%	(83,517)	(93,419)	-11%
Launches	130,360	80,104	63%	252,585	-48%	210,464	327,812	-36%
Net Pre-sales	129,519	66,842	94%	242,185	-47%	196,361	421,992	-53%
Net Revenue	212,628	170,982	24%	348,392	-39%	383,610	688,450	-44%

Other Operating Revenues/Expenses reached R$19.0 million in 2Q16, a decrease of 11.3% compared to 2Q15, and an increase of 30.1% compared to 1Q16.

The Company continues to be proactive in mitigating risks associated with potential contingencies.

The table below contains more details on the breakdown of this expense.

Table 16 – Gafisa Segment – Other Operating Revenues/Expenses (R$ 000)

	2Q16	1Q16	Q/Q (%)	2Q15	Y/Y(%)	6M16	6M15	Y/Y(%)
Litigation Expenses	(15,461)	(15,804)	-2%	(24,622)	-37%	(31,265)	(44,587)	-30%
Other	(3,496)	1,228	-	3,244	-	(2,268)	(5,312)	-57%
Total	(18,957)	(14,576)	30%	(21,378)	-11%	(33,533)	(49,899)	-33%

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A higher volume of deliveries over the past three years, due to the delivery of delayed projects in legacy regions, led to an increase in the level of contingencies. The Gafisa segment has since concentrated its operations on the metropolitan regions of São Paulo and Rio de Janeiro. This strategic geographical positioning, combined with improved internal processes, is expected to result in fewer future legal claims and a subsequent decrease in the amount of expenses related to contingencies in the following years.

Adjusted EBITDA

Adjusted EBITDA for the Gafisa segment was R$12.5 million in 2Q16, an improvement from the negative R$18.1 million in 1Q16 and lower than the R$52.4 million recorded in 2Q15. Year-to-date adjusted EBITDA was negative R$5.6 million compared to the positive result of R$110.7 million in 6M15. 2Q16 Adjusted EBITDA was impacted year-over-year by the following factors: (i) lower revenue in the quarter due to the volume and sales mix; and (ii) decreased gross margin level in 2Q16. As a reminder, adjusted EBITDA for the Gafisa segment does not include equity income from Alphaville.

The adjusted EBITDA margin reached 5.9% in 2Q16, compared to 15.0% in 2Q15, and a negative margin of 10.6% in 1Q16. The adjusted EBITDA margin for the 6M16 was negative 1.5%.

Table 17 – Gafisa Segment -  Adjusted EBITDA (R$ 000)

	2Q16	1Q16	Q/Q (%)	2Q15	Y/Y(%)	6M16	6M15	Y/Y(%)
Net Profit (Loss)	(47,061)	(58,021)	-19%	8,452	-	(105,082)	28,656	-
(+) Financial Results	2,039	44	4534%	2,966	-31%	2,083	12,710	-84%
(+) Income Taxes	(421)	5,990	-	278	-	5,569	7,628	-27%
(+) Depreciation & Amortization	5,644	9,508	-41%	8,079	-30%	15,152	16,358	-7%
(+) Capitalized interests	39,241	32,523	21%	36,833	7%	71,764	64,187	12%
(+) Expense w stock Option Plan	1,300	1,891	-31%	1,850	-30%	3,191	3,940	-19%
(+) Minority Shareholders	(203)	805	-	(848)	-76%	602	(619)	-
(-) Alphaville Income Effect	11,952	(10,880)	-	(5,210)	-	1,072	(22,170)	-
Adjusted EBITDA	12,491	(18,140)	-	52,400	-76%	(5,649)	110,690	-105%
Net Revenue	212,628	170,982	24%	348,392	-39%	383,610	688,450	-44%
Adjusted EBITDA Margin	5.9%	-10.6%	1,650 bps	15.0%	-910 bps	-1.5%	16.1%	-1,760 bps

              1) EBITDA is adjusted by expenses associated with stock option plans, as this is a non-cash expense.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method totaled R$134.0 million in 2Q16. The consolidated margin was 36.6% in the quarter, compared to 39.9% posted in last year’s second quarter.

Table 18 – Gafisa Segment – Backlog Results (REF) (R$ 000)

	2Q16	1Q16	Q/Q(%)	2Q15	Y/Y(%)
Backlog Revenues	366,368	427,365	-14%	664,074	-45%
Backlog Costs (units sold)	(232,393)	(267,395)	-13%	(398,884)	-42%
Backlog Results	133,975	159,970	-16%	265,190	-49%
Backlog Margin	36.6%	37.4%	-80 bps	39.9%	-330 bps

                              ¹ Backlog results net of PIS/COFINS taxes (3.65%), and excluding the impact of PVA (Present Value Adjustment) method according to Law 11.638

² Backlog results include ventures that are subject to restriction due to a suspensive clause.

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2Q16

TENDA SEGMENT

Focuses on affordable residential developments, classified within the Range II of Minha Casa Minha Vida Program..

Operating Results | Launches and Sales

Second quarter launches totaled R$414.7 million and included 12 projects/phases in the states of São Paulo, Rio de Janeiro, Minas Gerais, Bahia and Rio Grande do Sul. The Tenda segment accounted for 76.1% of launches in the quarter. In the first half of the year, the launch volume reached R$643.2 million.

During 2Q16, gross sales reached R$382.9 million and dissolutions were R$57.9 million, resulting in total net pre-sales of R$325.0 million, 21.9% higher than the last quarter and 12.1% higher y-o-y.

In the 6M16, the volume of dissolutions was R$104.2 million and net pre-sales totaled R$591.5 million. In 6M16, 74.4% of total net sales were related to remaining units.

Table 19 – Tenda Segment – Launches and Pre-sales (R$ 000)

	2Q16	1Q16	Q/Q (%)	2Q15	Y/Y(%)	6M16	6M15	Y/Y(%)
Launches	414,678	228,544	81%	229,366	81%	643,222	467,720	38%
Pre-Sales	324,992	266,497	22%	289,946	12%	591,489	533,483	11%

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2Q16

Sales Over Supply (SoS)

In 2Q16, sales velocity (sales over supply) was 26.4%, and on a trailing 12-month basis, Tenda’s SoS was 54.2%.

Below is a breakdown of Tenda’s SoS, which includes both legacy and New Model projects.

	2Q15	3Q15	4Q15	1Q16	2Q16		2Q15	3Q15	4Q15	1Q16	2Q16
New Model	35.2%	27.1%	24.9%	26.9%	28.9%	New Model	37,4%	29,6%	27,4%	29,7%	32,2%
Legacy	12.0%	11.4%	5.2%	10.7%	11.9%	Legacy	24,3%	19,4%	13,3%	20,7%	25,0%
Total	28.2%	23.0%	20.9%	23.9%	26.4%	Total	33,4%	26,9%	24,4%	28,0%	31,1%

Dissolutions

The level of dissolutions in the Tenda segment totaled R$57.9 million in 2Q16, an increase of 7.8% compared to 2Q15 and 25.3% compared to 1Q16, in line with the increasing volume of gross sales in this quarter.

Due to its transfer policy, which occurs immediately after the sale, and the reduction of the legacy portfolio, the Tenda segment continues to support a lower volume of dissolutions. The percentage of dissolutions over gross sales reached 15.1%, despite the 58.5% of the legacy projects in this quarter’s total volume of dissolutions.

Table 22. PSV Dissolutions  Tenda Segment (R$ 000 and % of total gross sales)

	2Q15	% GS	3Q15	% GS	4Q15	% GS	1Q16	% GS	2Q16	% GS
New Model	15,648	4.5%	19,576	6.8%	22,201	8.0%	20,490	6.6%	24,030	6.3%
Legacy	38,115	11.1%	22,447	7.8%	17,686	6.4%	25,736	8.2%	33,904	8.9%
Total	53,763	15.6%	42,023	14.6%	39,887	14.4%	46,226	14.8%	57,934	15.1%

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2Q16

Tenda remained focused on the completion and delivery of legacy projects. In addition, the Company is dissolving contracts with ineligible clients to sell the related units to new, qualified customers.

During the quarter, 392 units were cancelled and returned to inventory, of which 238 units were resold to qualified customers during the same period. The sale and transfer process plays an important role in Tenda’s business model. It is expected that within a 90-day period, the effective sale and transfer process will be completed.

Tenda Segment Transfers

In the 2Q16, 2,051 units were transferred to financial institutions, representing R$261.6 million in net pre-sales.

Table 23 – Tenda Segment - PSV Transferred- Tenda (R$ 000)

	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16
New Model	69,563	59,736	67,621	114,939	199,423	194,719	165,691	236,120	205,410
Legacy	154,155	100,361	74,773	59,110	61,566	53,912	40,050	30,642	56,184
Total	223,717	160,097	142,393	174,049	260,989	248,631	205,741	266,762	261,594

1) PSV transferred refers to the conclusion of the transfer operation.
2) PSV = Potential sales volume of the units.

Tenda Segment Delivered Projects

During 2Q16, Tenda delivered 10 projects/phases and 1,895 units, accounting for a PSV of R$275.4 million. In 6M16, 13 projects/phases and 2,359 units were delivered, accounting for R$337.1 million in PSV.

Inventory

The market value of Tenda’s inventory was R$906.3 million at the end of the 2Q16, up 6.7% compared to R$849.1 million at the end of 1Q16. Inventory related to the legacy units totaled R$160.6 million or 17.7% of the total Tenda inventory, down 12.6% versus 1Q16 and 58.9% compared to 2Q15. During the quarter, inventory units within the Minha Casa Minha Vida program totaled R$882.3 million, or 97.3% of total inventory, while units outside the program totaled R$24.0 million, a decrease of 28.8% q-o-q and of 83.0% y-o-y.

Table 24 –Tenda Segment – Inventory at Market Value (R$ 000) – by Region

	Inventory EP 1Q16	Launches	Dissolutions	Pre- Sales	Price Adjustments + Others	Inventory EP 2Q16	% Q/Q
São Paulo	191,325	103,418	10,801	(89,816)	(7,254)	208,474	9%
Rio Grande do Sul	87,972	43,350	10,218	(45,005)	(2,285)	94,250	7%
Rio de Janeiro	173,575	148,806	16,534	(95,130)	(5,983)	237,802	37%
Bahia	154,492	77,856	5,697	(66,110)	(6,215)	165,720	7%
Pernambuco	91,884	0	2,948	(35,948)	(7,269)	51,615	-44%
Minas Gerais	111,457	41,248	8,267	(38,231)	(3,507)	119,234	7%
Other	38,377	0	3,469	(12,687)	69	29,228	-24%
Total Tenda	849,082	414,678	57,934	(382,927)	(32,444)	906,323	7%
MCMV	815,298	414,678	48,367	(364,225)	(31,845)	882,273	8%
Out of MCMV	33,784	0	9,567	(18,702)	(599)	24,050	-29%

1) The quarter adjustments reflect updates related to project scope, expected launch date and price adjustments during the period.

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2Q16

Table 25 – Tenda Segment – Inventory at Market Value – Work Status(R$ 000)

	Not Initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished Units¹	Total 2Q16
New Model – MCMV	225.797	319.898	88.675	96.243	15.078	745.691
Legacy – MCMV	-	-	59.755	-	76.827	136.582
Legacy – Out of MCMV	-	-	-	-	24.050	24.050
Total Tenda	225.797	319.898	148.430	96.243	115.955	906.323

1) Inventory at market value includes projects in partnership. This index is not comparable to the accounting inventory, due to the implementation of new accounting practices on behalf of CPC’s 18, 19 and 36.

Regarding inventory projects, the Tenda segment is still awaiting legal approval for a suspended project with a total PSV of R$59.8 million to move forward with construction.

Tenda Segment Landbank

The Tenda segment landbank, with a PSV of approximately R$4.4 billion, is comprised of 130 different projects/phases. Out of these projects/phases, 26% are located in Bahia, 23% in São Paulo, 21% in Rio de Janeiro, 15% in Rio Grande do Sul, 10% in Pernambuco and 5% in Minas Gerais.  In total, these projects/phases reflect more than 33,000 units.

Table 26 – Tenda Segment - Landbank (R$ 000)

	PSV (% Tenda)	% Swap Total	% Swap Units	% Swap Financial	Potential Units (% Tenda)	Potential Units (100%)
São Paulo	1,022,884	0%	0%	0%	6,621	6,621
Rio Grande do Sul	685,383	30%	9%	21%	5,112	5,160
Rio de Janeiro	928,335	19%	19%	0%	6,782	6,871
Bahia	1,146,694	4%	4%	0%	9,133	9,152
Pernambuco	458,090	23%	10%	13%	3,655	3,680
Minas Gerais	209,148	39%	39%	0%	1,506	1,540
Total	4,450,534	14%	9%	6%	32,809	33,024

¹ Swap percentage over the historical cost of land acquisition.

² Potential Units are net of swaps and refer to Tenda’s and/or its partners’ stake in the projects.

Table 27 –Tenda Segment – Changes in the Landbank (1Q16 x 2Q16 - R$ 000)

	Initial Landbank	Land Acquisition	Launches	Adjustments	Final Landbank
São Paulo	1,090,401	32,364	(103,418)	3,537	1,022,884
Rio Grande do Sul	623,399	113,740	(43,350)	(8,406)	685,383
Rio de Janeiro	1,034,112	65,626	(148,806)	(22,597)	928,335
Bahia	1,177,331	46,568	(77,856)	651	1,146,694
Pernambuco	458,291	0	0	(201)	458,090
Minas Gerais	250,906	0	(41,248)	(510)	209,148
Total	4,634,440	258,298	(414,678)	(27,526)	4,450,534

In 2Q16, the Tenda segment acquired 7 new land plots with a potential PSV of R$258.3 million. These had an acquisition cost of R$21.9 million, 56% to be paid in cash and 44% to be paid via swap. The Tenda segment also reinstated land parcels with potential PSV of approximately R$65.5 million, which were previously for sale; they were added to Tenda segment’s landbank, due to positive results from new feasibility studies.

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2Q16

New Model Update and Turnaround

Tenda is focused on expanding launch volumes under its New Business Model, which is based on three pillars: operational efficiency, risk management, and capital discipline.

The Company continues to operate in six macro regions: São Paulo, Rio de Janeiro, Belo Horizonte, Porto Alegre, Salvador and Recife. Tenda has a total of 72 projects/phases and a launched PSV of R$2.7 billion since 2013. Below is a brief description of the average performance of these projects, per region.

Notably, the Tenda segment has delivered 32 projects/phases since 2013, totaling 8,042 units and R$1.1 billion in PSV, all of them maintaining the performance and profitability drivers established in the New Model.

Table 28. Tenda – New Model Monitoring 2013 – 2016

	SP	RJ	BA	PE	MG	RS	2013
Number of Projects	4	1	2	-	-	-	7
Units launched	1,380	300	779	-	-	-	2,459
Total PSV (R$ 000)	189.7	40.4	83.9	-	-	-	314
Units Sold	1,378	284	774	-	-	-	2,436
% Sold	100%	95%	99%	-	-	-	99%
SoS Avg (Month)	11%	6%	5%	-	-	-	9%
Transfers	1,378	271	762	-	-	-	2,411
% Transferred (Sales)	100%	90%	98%	-	-	-	98%
Work Progress	100%	100%	100%	-	-	-	100%

	SP	RJ	BA	PE	MG	RS	2014
Number of Projects	4	4	4	1	1	-	14
Units launched	720	1,511	1,220	432	432	-	4,315
Total PSV (R$ 000)	117.8	224.8	151.5	58.8	60.4	-	613
Units Sold	705	1,448	1,191	425	383	-	4,152
% Sold	98%	96%	98%	98%	89%	-	96%
SoS Avg (Month)	13%	6%	7%	7%	4%	-	7%
Transfers	704	1,283	1,166	411	376	-	3,940
% Transferred (Sales)	98%	86%	96%	95%	87%	-	91%
Work Progress	100%	100%	99%	100%	100%	-	100%

	SP	RJ	BA	PE	MG	RS	2015
Number of Projects	10	7	5	3	2	3	30
Units launched	2,180	1,751	1,584	944	372	880	7,711
Total PSV (R$ 000)	338.2	252.6	198.5	122.3	53.2	123.6	1,088
Units Sold	2,013	1,115	1,181	713	325	796	6,143
% Sold	92%	64%	75%	76%	87%	90%	80%
SoS Avg (Month)	15%	7%	8%	6%	12%	13%	10%
Transfers	1,889	833	959	549	279	626	5,135
% Transferred (Sales)	87%	49%	63%	59%	75%	71%	67%
Work Progress	81%	65%	74%	77%	60%	74%	74%

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2Q16

	SP	RJ	BA	PE	MG	RS	2016
Number of Projects	4	5	4	1	4	3	21
Units launched	820	1,018	1,060	304	780	580	4,562
Total PSV (R$ 000)	131.1	148.8	133.9	38.2	107.7	83.6	643
Units Sold	224	230	266	105	156	110	1,091
% Sold	27%	23%	25%	35%	20%	19%	24%
SoS Avg (Month)	11%	18%	11%	8%	12%	7%	12%
Transfers	132	49	152	57	29	40	459
% Transferred (Sales)	18%	6%	16%	19%	9%	7%	10%
Work Progress	20%	16%	18%	16%	20%	31%	20%

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2Q16

Financial Result

Revenues

Tenda’s 2Q16 net revenues totaled R$260.7 million, an increase of 7.2% y-o-y, reflecting an increased volume of net sales in the period. As shown in the table below, revenues from new projects represented the majority of total revenues in 2Q16. Tenda’s net revenues totaled R$495.3 million in 6M16, an increase of 17.2% y-o-y, due to the increased level of operations in the period.

Table 29. Tenda - Pre-Sales and Recognized Revenues (R$ 000)

	2Q16				2Q15
Launches	Pre-Sales	% Sales	Revenue	% Revenue	Pre-Sales	% Sales	Revenue	% Revenue
2016	129,406	40%	38,427	15%	-	0%	-	0%
2015	173,434	53%	220,694	84%	107,472	37%	24,904	10%
2014	1,380	0%	11,205	4%	144,079	50%	145,771	60%
2013	(993)	0%	(884)	0%	1,294	0%	7,566	3%
≤ 2012	21,765	7%	(8,699)	-3%	37,101	13%	64,894	27%
Total	324,992	100%	260,743	100%	289,946	100%	243,137	100%
New Model	303,003	93%	269,441	103%	252,845	87%	178,242	73%
Legacy	21,989	7%	(8,698)	-3%	37,101	13%	64,894	27%

Gross Profit and Margin

2Q16 gross profit totaled R$67.4 million, in line with R$68.3 million in 2Q15, and R$68.7 million in the 1Q16. Gross margin for the quarter reached 25.9%, compared to 28.1% in 2Q15 and 29.3% in 1Q16. The reduction in gross margin is a result of the completion of the receivables portfolio review, started in 4Q15, resulting in additional provisioning of R$14.6 million in the 2Q16. It In April, as a result of major credit constraints, Tenda chose to be more flexible in its discount policy as an initiative to recover sales volume. This initiative was a one-off situation that normalized in subsequent months.

It is worth mentioning that the adjusted gross margin remained in the level between 28 and 30%, as it has been since 2Q14, as a result of the consolidation of New Model projects, improved performance and profitability and decreased contribution from legacy projects in the breakdown of Tenda’s revenues. 2Q16 adjusted gross margin was 28.0%, lower than the 30.1% seen in 2015 and the 31.7% in 1Q16. In 6M16, Tenda’s adjusted gross margin reached 29.7%.

The table below shows Tenda’s gross margin breakdown in 2Q16.

Table 30. Tenda – Gross Margin (R$ 000)

	2Q16	1Q16	Q/Q (%)	2Q15	Y/Y(%)	6M16	6M15	Y/Y(%)
Net Revenue	260,743	234,552	11%	243,137	7%	495,295	422,580	17%
Gross Profit	67,407	68,745	-2%	68,275	-1%	136,152	119,328	14%
Gross Margin	25.9%	29.3%	-340 bps	28.1%	-220 bps	27.5%	28.2%	-70 bps
(-) Financial Costs	5,544	5,515	1%	5,010	11%	11,059	7,757	43%
Adjusted Gross Profit	72,951	74,260	-2%	73,285	0%	147,211	127,085	16%
Adjusted Gross Margin	28.0%	31.7%	-370 bps	30.1%	-210 bps	29.7%	30.1%	-40 bps

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2Q16

Selling, General and Administrative Expenses (SG&A)

During 2Q16, selling, general and administrative expenses totaled R$42.4 million, an increase of 8.1% compared to R$39.3 million in 2Q15 and 13.8% compared to R$37.3 million in 1Q16. In 1H16, SG&A increased by 18.9%, totaling R$79.7 million, as a result of a higher volume of Tenda segment operations.

Selling expenses reached R$21.3 million in 2Q16, an increase of 16.4% from 1Q16 and 20.4% from 2Q15, due to a higher launch volume and increased gross sales in the Tenda segment. It is worth noting that despite the 16.4% increase in selling expenses, gross sales volume outpaced the SG&A expense, increasing 22.4% in the quarter. In 6M16, selling expenses increased 28.9%, totaling R$39.5 million.

In 2Q16, general and administrative expenses decreased 2.0% compared to 2Q15 and increased 11.3% in the sequential comparison. The difference is a result of the partial reversal of expenses related to the provision for profit sharing recorded in 1Q16, which had a net effect of R$2.0 million between the quarters. Year-to-date, general and administrative expenses totaled R$40.2 million, 10.5% above the R$36.4 million recorded in 2015 and in line with the level of operations of the Tenda segment.

Another step taken by the Tenda segment to improve its operational and financial cycle since 2013 is the reduction in the cost structure to match the Company’s new business model and achieve better profitability.

Table 31. Tenda – SG&A Expenses (R$ 000)

	2Q16	1Q16	Q/Q(%)	2Q15	Y/Y(%)	6M16	6M15	Y/Y(%)
Selling Expenses	(21,270)	(18,272)	16%	(17,659)	20%	(39,542)	(30,680)	29%
General & Admin Expenses	(21,177)	(19,020)	11%	(21,604)	-2%	(40,197)	(36,387)	10%
Total SG&A Expenses	(42,447)	(37,292)	14%	(39,263)	8%	(79,739)	(67,067)	19%
Launches	414,678	228,544	81%	229,366	81%	643,222	467,720	38%
Net Pre-Sales	324,992	266,497	22%	289,946	12%	591,489	533,483	11%
Net Revenue	260,743	234,552	11%	243,137	7%	495,295	422,580	17%

The Other Operating Revenues/Expenses totaled an expense of R$7.3 million, a decrease of 52.2% compared to 1Q16, due to the lower impact of the non-recurring effects recorded last quarter.

Below, we present a breakdown of this expense.

Table 32 – Tenda Segment– Other Revenues/Operating Expenses (R$ 000)

	2Q16	1Q16	Q/Q (%)	2Q15	Y/Y(%)	6M16	6M15	Y/Y(%)
Litigation Expenses	(5,597)	(7,084)	-21%	(4,796)	17%	(12,682)	(10,901)	16%
Other	(1,673)	(8,133)	-79%	(6,877)	-76%	(9,805)	(5,806)	69%
Total	(7,270)	(15,217)	-52%	(11,673)	-38%	(22,487)	(16,707)	35%

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2Q16

Adjusted EBITDA

Adjusted EBITDA was R$21.9 million in 2Q16, compared to adjusted EBITDA of R$22.8 million in 1Q16 and R$15.2 million in 2Q15. In 1H16, adjusted EBITDA was R$44.6 million compared to R$36.3 million in the last year.

Adjusted EBITDA margin was 8.4% in 2Q16 compared to an adjusted EBITDA margin of 6.3% in 2Q15 and 9.7% in the previous quarter. The y-o-y increase is attributable to: (i) higher volume of net sales in the period, contributing to a higher level of revenue; and (ii) better performance from Other Operating Revenues/Expenses due to a lower impact from non-recurring effects compared to the previous quarter.

In 1H16, adjusted EBITDA margin reached 19.0%.

Table 33. Tenda – Adjusted EBITDA (R$ 000)

	2Q16	1Q16	Q/Q (%)	2Q15	Y/Y(%)	6M16	6M15	Y/Y(%)
Net (Loss) Profit	8,622	4,794	80%	20,035	-57%	13,416	31,481	-57%
(+) Financial results	450	1,897	-76%	(5,651)	-	2,347	(7,179)	-
(+) Income taxes	3,394	6,755	-50%	(6,032)	-	10,149	(1,222)	-
(+) Depreciation & Amortization	3,040	3,190	-5%	3,482	-13%	6,230	6,872	-9%
(+) Capitalized interests	5,544	5,515	1%	5,010	11%	11,059	7,757	43%
(+) Expenses with stock Option Plan	27	533	-95%	533	-95%	560	1,060	-47%
(+) Minority Shareholders	781	71	1000%	(2,156)	-	852	(2,434)	-
Adjusted EBITDA	21,858	22,755	-4%	15,221	44%	44,613	36,335	23%
Net Revenue	260,743	234,552	11%	243,137	7%	495,295	422,580	17%
Adjusted EBITDA Margin	8.4%	9.7%	-130 bps	6.3%	210 bps	9.0%	8.6%	40 bps

1) EBITDA is adjusted by expenses associated with stock option plans, as this is a non-cash expense.

2) Tenda does not hold equity interest in Alphaville. In 4Q13, the result of the sale of the participation in Alphaville, which was allocated to Tenda, was excluded.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method was R$125.9 million in 2Q16. The consolidated margin for the quarter was 41.8%.

Table 34. Tenda – Backlog Results (REF)  (R$ 000)

	2Q16	1Q16	Q/Q(%)	2Q15	Y/Y(%)
Backlog Revenues	301,000	281,506	7%	237,309	27%
Backlog Costs (units sold)	(175,111)	(166,446)	5%	(138,261)	27%
Backlog Results	125,889	115,060	9%	99,048	27%
Backlog Margin	41.8%	40.9%	90 bps	41.7%	10 bps

                                  ¹ Backlog results net of PIS/COFINS taxes and excluding the impact of PVA (Present Value Adjustment) method according to Law 11.638

² Backlog results include ventures that are subject to restriction due to a suspensive clause.

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2Q16

Balance Sheet and Consolidated Financial Results

Cash and Cash Equivalents

On June 30, 2016, cash and cash equivalents and securities totaled R$618.6 million, down 21.9% from March 31, 2016.

Accounts Receivable

At the end of 2Q16, total consolidated accounts receivable reached R$2.3 billion, a decrease of 18.1% y-o-y and a decrease of 4.3% q-o-q.

The Gafisa and Tenda segments have approximately R$561.2. million in accounts receivable from finished units.

Table 35. Total Receivables (R$ 000)

	2Q16	1Q16	Q/Q(%)	2Q15	Y/Y(%)
Receivables from developments (off balance sheet)	692,650	735,725	-6%	935,530	-26%
Receivables from PoC- ST (on balance sheet)	1,285,892	1,328,042	-3%	1,464,279	-12%
Receivables from PoC- LT (on balance sheet)	354,931	374,614	-5%	450,243	-21%
Total	2,333,473	2,438,381	-4%	2,850,052	-18%

Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method.

Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP.

Receivables from PoC: accounts receivable already recognized according to PoC and BRGAAP.

Cash Generation

The Company’s operating cash generation reached R$38.2 million in 2Q16. The Gafisa segment contributed cash generation of R$19.3 million. The volume of transferred/received units sold to financing agents reached R$142.7 million. The Tenda segment generated R$18.9 million in cash, with R$247.2 million transferred in 2Q16. In the year, the Company presented operating cash generation of R$134.9 million.

While consolidated operating cash generation reached R$38.2 million, the Company ended 2Q16 with net cash consumption of R$32.5 million, totaling R$4.2 million in 1H16. This result does not include the disbursement related to the share buyback program carried out in the period.

Table 36. Cash Generation (R$ 000)

	4Q15*	1Q16	2Q16
Availabilities	712,311	792,076	618,569
Change in Availabilities (1)		79,766	(173,507)
Total Debt + Investor Obligations	2,155,688	2,207,114	2,074,335
Change in Total Debt + Investor Obligations (2)		51,425	(132,779)
Other Investments	210,761	210,761	218,956
Change in Other Investments (3)		-	8,195
Cash Generation in the period (1) - (2) + (3)		28,340	(32,534)
Cash Generation Final		28,340	(4,193)

* The 4Q15 data refers only to the final balance of the period in order to help in the reconciliation of the balance changes in 2015.

**Cash and cash equivalents and titles and Securities

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2Q16

Liquidity

At the end of June 2016, the Company’s Net Debt/Equity ratio reached 48.5% compared to 46.5% in the previous quarter. Excluding project finance, the Net Debt/Equity ratio was negative 9.8%.

The Company's consolidated gross debt reached R$2.1 billion at the end of 2Q16, a decrease of 6.0% q-o-q, and 15.0% y-o-y. In the 2Q16, the Company amortized R$364.5 million in debt, of which R$215.1 million was project finance and R$149.4 million was corporate debt. A total of R$199.3 million was disbursed, allowing for a net amortization of R$165.2 million. R$541.4 million was amortized in 1H16, corresponding to 50.8% of total gross maturities in 2016. New releases of R$357.6 million took place in the first six months, R$325.9 million related to project debts and R$31.7 million related to corporate debt, thus allowing a net amortization in the first six months of R$183.8 million.

Table 37. Debt and Investor Obligations

	2Q16	1Q16	Q/Q(%)	2Q15	Y/Y(%)
Debentures - FGTS (A)	551,968	672,793	-18%	784,992	-30%
Debentures – Working Capital (B)	186,075	186,295	0%	360,025	-48%
Project Financing SFH – (C)	1,196,948	1,187,049	1%	1,142,459	5%
Working Capital (D)	136,969	154,495	-11%	145,324	-6%
Total (A)+(B)+(C)+(D) = (E)	2,071,960	2,200,632	-6%	2,432,800	-15%
Investor Obligations (F)	2,375	6,482	-63%	7,296	-67%
Total Debt (E)+(F) = (G)	2,074,335	2,207,114	-6%	2,440,096	-15%
Cash and Availabilities (H)	618,569	792,076	-22%	876,813	-29%
Net Debt (G)-(H) = (I)	1,455,766	1,415,038	3%	1,563,283	-7%
Equity + Minority Shareholders (J)	3,001,290	3,046,284	-1%	3,099,492	-3%
(Net Debt) / (Equity) (I)/(J) = (K)	48.5%	46.5%	200 bps	50.4%	-190 bps
(Net Debt – Proj Fin) / Equity (I)-((A)+(C))/(J) = (L)	-9.8%	-14.6%	480 bps	-11.7%	190 bps

*Cash and cash equivalents and titles and Securities

The Company ended 1H16 with R$1.1 billion in total debt due maturing in the short term. It should be noted, however, that 93.1% of this volume relates to debt linked to the Company's projects. Currently, the average cost of consolidated debt is 14.34% p.y., or 101.50% of the CDI.

Table 38. Debt Maturity

(R$ 000)	Average Cost (p.y.)	Total	Unitl Jun/17	Until Jun/18	Until Jun/19	Until Jun/20	After Jun/20
Debentures - FGTS (A)	TR + 9.02% - 10.19%	551.968	402.190	149.778	-	-	-
Debentures – Working Capital (B)	CDI + 1.90% - 1.95% / IPCA + 7.96% - 8.22%	186.075	28.056	39.051	76.925	21.019	21.024
Project Financing SFH (C)	TR + 8.37% - 11.56% / 120.0% - 129.0% CDI	1.196.948	590.563	435.873	122.683	34.656	13.173
Working Capital (D)	CDI + 3.95% / 117.9% CDI / INCC	136.969	43.219	62.811	30.939	-	-
Total (A)+(B)+(C)+(D) = (E)		2.071.960	1.064.028	687.513	230.547	55.675	34.197
Investor Obligations (F)	CDI + 0.59%	2.375	2.375	-	-	-	-
Total Debt (E)+(F) = (G)		2.074.335	1.066.403	687.513	230.547	55.675	34.197
% of Total Maturity per period			51,4%	33,1%	11,1%	2,7%	1,6%
Project debt maturing as % of total debt ((A)+ (C))/(G)			93,1%	85,2%	53,2%	62,2%	38,5%
Corporate debt maturing as % of total debt ((B)+(D)+(F))/(G)			6,9%	14,8%	46,8%	37,8%	61,5%
Ratio Corporate Debt / Mortgage		15,7% / 84,3%

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2Q16

Consolidated Financial Result

Revenue

On a consolidated basis, 2Q16 net revenue totaled R$473.3 million, up 16.7% compared to 1Q16 and down 20.0% from 2Q15. In the quarter, the Gafisa segment represented 44.9% of consolidated revenues, while Tenda accounted for the remaining 55.1%. In the first half of the year, net consolidated revenue reached R$878.9 million.

Gross Profit & Margin

Gross profit in 2Q16 was R$93.5 million, compared to R$72.2 million in 1Q16, and R$158.5 million in the prior year period. Gross margin for the quarter reached 19.8% compared to 17.8% in 1Q16 and 26.8% in 2Q15. In the first half of the year, gross profit was R$165.7 million, with a gross margin of 18.9%.

Adjusted gross profit totaled R$138.3 million, with a margin of 29.2%, compared to 27.2% in the 1Q16 and 33.9% in the previous year. In 1H16, adjusted gross profit totaled R$248.5 million with an adjusted gross margin of 28.3%.

Table 39. Gafisa Group– Gross Margin (R$ 000)

	2Q16	1Q16	Q/Q (%)	2Q15	Y/Y(%)	6M16	6M15	Y/Y(%)
Net Revenue	473,371	405,534	17%	591,529	-20%	878,905	1,111,030	-21%
Gross Profit	93,491	72,201	29%	158,543	-41%	165,692	307,743	-46%
Gross Margin	19.8%	17.8%	200 bps	26.8%	-700 bps	18.9%	27.7%	-880 bps
( - ) Financial Costs	44,785	38,038	18%	41,843	7%	82,823	71,945	15%
Adjusted Gross Profit	138,276	110,239	25%	200,386	-31%	248,515	379,688	-35%
Adjusted Gross Margin	29.2%	27.2%	200 bps	33.9%	-470 bps	28.3%	34.2%	-590 bps

Selling, General and Administrative Expenses (SG&A)

SG&A expenses totaled R$82.2 million in 2Q16, down 8.3% compared to 2Q15 and up 1.5%  q.o.q. In 1H16, SG&A totaled R$163.3 million, up 1.7% from 1H15.

Table 40.Gafisa Group – SG&A Expenses (R$ 000)

	2Q16	1Q16	Q/Q (%)	2Q15	Y/Y(%)	6M16	6M15	Y/Y(%)
Selling Expenses	(41,515)	(35,018)	19%	(40,635)	2%	(76,533)	(67,748)	13%
G&A Expenses	(40,701)	(46,022)	-12%	(49,070)	-17%	(86,723)	(92,738)	-6%
Total SG&A Expenses	(82,216)	(81,040)	1%	(89,705)	-8%	(163,256)	(160,486)	2%
Launches	545,038	308,648	77%	481,951	13%	853,686	795,532	7%
Net Pre- Sales	454,511	333,339	36%	532,131	-15%	787,850	955,475	-18%
Net Revenue	473,371	405,534	17%	591,529	-20%	878,905	1,111,030	-21%

The Other Operating Revenues/Expenses totaled an expense of R$26.2 million, a decrease of 12.0% from 1Q16 and 20.6% lower y-o-y. In 1H16, Other Operating Revenues/Expenses totaled an expense of R$56.0 million, 15.9% down from 1H15.

The table below has more details on the breakdown of this expense.

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Table 41 –Gafisa Group – Other Operating Revenues/Expenses (R$ 000)

	2Q16	1Q16	Q/Q (%)	2Q15	Y/Y(%)	6M16	6M15	Y/Y(%)
Litigation expenses	(21,058)	(22,888)	-8%	(29,418)	-28%	(43,946)	(55,488)	-21%
Other	(5,169)	(6,905)	-25%	(3,633)	42%	(12,074)	(11,118)	9%
Total	(26,227)	(29,793)	-12%	(33,051)	-21%	(56,020)	(66,606)	-16%

Consolidated Adjusted EBITDA

Consolidated adjusted EBITDA, including Alphaville equity income, totaled R$22.4 million in 2Q16, down from R$72.8 million in the prior-year period and up from R$15.5 million in 1Q16. 2Q16 consolidated adjusted EBITDA was impacted by the following factors: (i) a lower level of revenue in the quarter due to a lower volume of consolidated sales; and (ii) a lower gross margin in the period due to current market pricing. Consolidated adjusted EBITDA margin was 4.7%, compared with the 12.3% margin reported in 2Q15 and 3.8% in 1Q16. In 6M16, consolidated EBITDA reached R$37.9 million, with a margin of R$4.3%.

Table 42. Gafisa Group – Consolidated Adjusted EBITDA (R$ 000)

	2Q16	1Q16	Q/Q (%)	2Q15	Y/Y(%)	6M16	6M15	Y/Y(%)
Net Profit (Loss)	(38,439)	(53,227)	-28%	28,487	-	(91,665)	60,137	-
(+) Financial results	2,489	1,941	28%	(2,685)	-	4,430	5,531	-20%
(+) Income taxes	2,973	12,745	-77%	(5,754)	-	15,718	6,406	145%
(+) Depreciation & Amortization	8,684	12,698	-32%	11,561	-25%	21,382	23,230	-8%
(+) Capitalized interests	44,785	38,038	18%	41,843	7%	82,823	71,945	15%
(+) Expenses with stock Option Plan	1,327	2,424	-45%	2,383	-44%	3,751	5,001	-25%
(+) Minority Shareholders	578	876	-34%	(3,004)	-	1,453	(3,053)	-
Adjusted EBITDA	22,397	15,495	45%	72,831	-69%	37,892	169,197	-78%
Net Revenue	473,371	405,534	17%	591,529	-20%	878,905	1,111,030	-21%
Adjusted EBITDA Margin	4.7%	3.8%	90 bps	12.3%	-760 bps	4.3%	15.2%	-1,090 bps

          1) We adjust our EBITDA for expenses associated with stock options plans, as it is a non-cash expense;

          2) Consolidated EBITDA includes the effect of Alphaville equity income.

Depreciation and Amortization

Depreciation and amortization in 2Q16 reached R$8.7 million, down 31.6% compared to 1Q16 and down 24.9% compared to R$11.6 million in 2Q15. D&A is now in line with Company’s current level of operations.

Financial Results

2Q16 net financial result was negative R$2.5 million, down from negative R$1.9 million in 1Q16 and from the positive R$2.7 million in 2Q15. Financial revenues were down 48.5% y-o-y, totaling R$22.8 million, due to the lower balance of funds available in the period. Financial expenses reached R$25.3 million, compared to R$41.6 million in 2Q15, due to lower gross debt and a higher share of project-related debt compared to corporate debt, resulting in lower cost of funding. Year-to-date, the net financial result was negative R$4.4 million, compared to a net loss of R$5.5 million in 2Q15. It is worth mentioning that in 1H16, there was a positive result of the mark-to-market of hedging operations against IPCA and CDI-indexed debts.

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Taxes

Income taxes, social contribution and deferred taxes for 2Q16 amounted to an expense of R$3.0 million, due to subsidiaries’ adhesion, especially in Tenda segment related to the Tax Special Regime (RET). In 1H16, the IR & CSLL expense totaled R$15.7 million.

Net Income

The Company ended the 2Q16 with a net loss of R$38.5 million. Excluding the equity income from AUSA, the Company recorded a net loss of R$26.5 million, compared to a net loss of R$64.1 million in 1Q16 and net income of R$23.3 million in the same period last year. The Company ended the 1H16 with a net loss of R$91.7 million, including equity income from Alphaville, compared to net income of R$60.1 million in the same period last year.

Table 43 - Consolidated - Net Income - (R$ 000)

	2Q16	1Q16	Q/Q (%)	2Q15	Y/Y(%)	6M16	6M15	Y/Y(%)
Net Revenue	473,371	405,534	17%	591,529	-20%	878,905	1,111,030	-21%
Gross Profit	93,491	72,201	29%	158,543	-41%	165,692	307,743	-46%
Gross Margin	19.8%	17.8%	200 bps	26.8%	-700 bps	18.9%	27.7%	-880 bps
Adjusted Gross Profit[1]	138,276	110,239	25%	200,386	-31%	248,515	379,688	-35%
Adjusted Gross Margin[1]	29.2%	27.2%	200 bps	33.9%	-470 bps	28.3%	34.2%	-590 bps
Adjusted EBITDA[2]	22,397	15,495	45%	72,831	-69%	37,892	169,197	-78%
Adjusted EBITDA Margin	4.7%	3.8%	90 bps	12.3%	-760 bps	4.3%	15.2%	-1,090 bps
Net Income	(38,439)	(53,227)	-28%	28,487	-	(91,665)	60,137	-
( - ) Alphaville Equity Income	(11,952)	10,880	-	5,210	-	(1,072)	22,170	-
Net income ( ex-AUSA equity income)	(26,487)	(64,107)	-59%	23,277	-	(90,594)	37,967	-

1) Adjusted by capitalized interests.

2) EBITDA adjusted by expenses associated with stock option plans, as this is a non-cash expense.

3) Consolidated EBITDA includes the impact of Alphaville equity income.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$259.9 million in 2Q16. The consolidated margin for the quarter was 38.9%.

Table 44.Gafisa Group – Backlog Results (REF) (R$ 000)

	2Q16	1Q16	Q/Q %)	2Q15	Y/Y(%)
Backlog Revenues	667,368	708,871	-6%	901,383	-26%
Backlog Costs (units sold)	(407,504)	(433,841)	-6%	(537,145)	-24%
Backlog Results	259,864	275,030	-6%	364,238	-29%
Backlog Margin	38.9%	38.8%	10 bps	40.4%	-150 bps

¹ Backlog results net of PIS/COFINS taxes (3.65%), and excluding the impact of PVA (Present Value Adjustment) method according to Law 11.638

² Backlog results include ventures that are subject to restriction due to a suspensive clause.

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São Paulo, August 11, 2016 – Alphaville Urbanismo SA releases its results for the 1st semester of 2016.

Financial Results

In the first six months of 2016, net revenues totaled R$391 million, 23% below the previous year, and net profit was -R$3.6 million.

	1Q16	1Q15	∆
Net Revenue	391	507	-23%
Net Profit	- 3.6	52.6	N/A
Net Margin	-1%	10%

For further information, please contact our Investor Relations team at ri@alphaville.com.br or +55 11 3038-7164

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Financial Statements Gafisa Segment

	2Q16	1Q16	Q/Q (%)	2Q15	Y/Y(%)	6M16	6M15	Y/Y(%)
Net Revenue	212,628	170,982	24%	348,392	-39%	383,610	688,450	-44%
Operating Costs	(186,544)	(167,526)	11%	(258,124)	-28%	(354,070)	(500,035)	-29%
Gross Profit	26,084	3,456	655%	90,268	-71%	29,540	188,415	-84%
Gross Margin	12.3%	2.0%	1,030 bps	25.9%	-1,360 bps	7.7%	27.4%	-1,970 bps
Operating Expenses	(71,730)	(54,638)	31%	(79,420)	-10%	(126,368)	(140,040)	-10%
Selling Expenses	(20,245)	(16,746)	21%	(22,976)	-12%	(36,991)	(37,068)	0%
General and Administrative Expenses	(19,524)	(27,002)	-28%	(27,466)	-29%	(46,526)	(56,351)	-17%
Other Operating Revenue/Expenses	(18,957)	(14,576)	30%	(21,378)	-11%	(33,533)	(49,899)	-33%
Depreciation and Amortization	(5,644)	(9,508)	-41%	(8,079)	-30%	(15,152)	(16,358)	-7%
Equity Income	(7,360)	13,194	-	479	-	5,834	19,636	-70%
Operational Result	(45,646)	(51,182)	-11%	10,848	-	(96,828)	48,375	-
Financial Income	14,208	26,806	-27%	19,978	-39%	41,014	39,255	-27%
Financial Expenses	(16,247)	(26,850)	-39%	(22,944)	-29%	(43,097)	(51,965)	-17%
Net Income Before taxes on Income	(47,685)	(51,226)	-7%	7,882	-	(98,911)	35,665	-
Deferred Taxes	(1)	964	-	(1,028)	-100%	963	(3,866)	-125%
Income Tax and Social Contribution	422	(6,954)	-	750	-44%	(6,532)	(3,762)	74%
Net Income After Taxes on Income	(47,264)	(57,216)	-17%	7,604	-	(104,480)	28,037	-
Minority Shareholders	(203)	805	-125%	(848)	-76%	602	(619)	-
Net Income	(47,061)	(58,021)	-19%	8,452	-	(105,082)	28,656	-

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Financial Statements Tenda Segment

	2Q16	1Q16	Q/Q (%)	2Q15	Y/Y(%)	6M16	6M15	Y/Y(%)
Net Revenue	260,743	234,552	11%	243,137	7%	495,295	422,580	17%
Operating Costs	(193,336)	(165,807)	17%	(174,862)	11%	(359,143)	(303,252)	18%
Gross Profit	67,407	68,745	-2%	68,275	-1%	136,152	119,328	14%
Gross Margin	25.9%	29.3%	-340 bps	28.1%	-220 bps	27.5%	28.2%	-70 bps
Operating Expenses	(54,160)	(55,228)	-2%	(62,079)	-13%	(109,388)	(98,682)	11%
Selling Expenses	(21,270)	(18,272)	16%	(17,659)	20%	(39,542)	(30,680)	29%
General and Administrative Expenses	(21,177)	(19,020)	11%	(21,604)	-2%	(40,197)	(36,387)	10%
Other Operating Revenue/Expenses	(7,270)	(15,217)	-52%	(11,673)	-38%	(22,487)	(16,707)	35%
Depreciation and Amortization	(3,040)	(3,190)	-5%	(3,482)	-13%	(6,230)	(6,872)	-9%
Equity Income	(1,403)	471	-	(7,661)	-82%	(932)	(8,036)	-88%
Operational Result	13,247	13,517	-2%	6,196	114%	26,764	20,646	30%
Financial Income	8,586	8,809	-3%	24,292	-65%	17,395	37,627	-54%
Financial Expenses	(9,036)	(10,706)	-16%	(18,641)	-52%	(19,742)	(30,448)	-35%
Net Income Before taxes on Income	12,797	11,620	10%	11,847	8%	24,417	27,825	-12%
Deferred Taxes	(169)	(3,496)	-95%	7,154	-	(3,665)	3,866	-
Income Tax and Social Contribution	(3,225)	(3,259)	-1%	(1,122)	187%	(6,484)	(2,644)	145%
Net Income After Taxes on Income	9,403	4,865	93%	17,879	-47%	14,268	29,047	-51%
Minority Shareholders	781	71	1000%	(2,156)	-	852	(2,434)	-
Net Income	8,622	4,794	80%	20,035	-57%	13,416	31,481	-57%

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Consolidated Financial Statements

	2Q16	1Q16	Q/Q (%)	2Q15	Y/Y(%)	6M16	6M15	Y/Y(%)
Net Revenue	473,371	405,534	17%	591,529	-20%	878,905	1,111,030	-21%
Operating Costs	(379,880)	(333,333)	14%	(432,986)	-12%	(713,213)	(803,287)	-11%
Gross Profit	93,491	72,201	29%	158,543	-41%	165,692	307,743	-46%
Gross Margin	19.8%	17.8%	200 bps	26.8%	-700 bps	18.9%	27.7%	-880 bps
Operating Expenses	(125,890)	(109,866)	15%	(141,499)	-11%	(235,756)	(238,722)	-1%
Selling Expenses	(41,515)	(35,018)	19%	(40,635)	2%	(76,533)	(67,748)	13%
General and Administrative Expenses	(40,701)	(46,022)	-12%	(49,070)	-17%	(86,723)	(92,738)	-6%
Other Operating Revenue/Expenses	(26,227)	(29,793)	-12%	(33,051)	-21%	(56,020)	(66,606)	-16%
Depreciation and Amortization	(8,684)	(12,698)	-32%	(11,561)	-25%	(21,382)	(23,230)	-8%
Equity Income	(8,763)	13,665	-	(7,182)	22%	4,902	11,600	-58%
Operational Result	(32,399)	(37,665)	-14%	17,044	-	(70,064)	69,021	-
Financial Income	22,794	35,615	-18%	44,270	-53%	58,409	76,882	-40%
Financial Expenses	(25,283)	(37,556)	-33%	(41,585)	-39%	(62,839)	(82,413)	-24%
Net Income Before taxes on Income	(34,888)	(39,606)	-12%	19,729	-	(74,494)	63,490	-
Deferred Taxes	(170)	(2,532)	-93%	6,126	-	(2,702)	826	-427%
Income Tax and Social Contribution	(2,803)	(10,213)	-73%	(372)	653%	(13,016)	(7,232)	80%
Net Income After Taxes on Income	(37,861)	(52,351)	-28%	25,483	-	(90,212)	57,084	-
Minority Shareholders	578	876	-34%	(3,004)	-	1,453	(3,053)	-
Net Income	(38,439)	(53,227)	-28%	28,487	-	(91,665)	60,137	-

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Balance Sheet Gafisa Segment

	2Q16	1Q16	Q/Q %)	2Q15	Y/Y(%)
Current Assets
Cash and cash equivalents	41,190	41,146	0%	66,592	-38%
Securities	263,161	416,008	-37%	475,092	-45%
Receivables from clients	873,183	899,525	-3%	1,030,823	-15%
Properties for sale	1,560,318	1,444,672	8%	1,133,046	38%
Other accounts receivable	106,207	135,939	-22%	225,848	-53%
Deferred selling expenses	1,489	1,656	-10%	4,406	-66%
Land for sale	3,443	6,631	-48%	6,074	-43%
	2,848,991	2,945,577	-3%	2,941,881	-3%
Long-term Assets
Receivables from clients	287,401	328,097	-12%	410,855	-30%
Properties for sale	412,917	494,122	-16%	715,740	-42%
Other	143,984	175,099	-18%	171,972	-16%
	844,302	997,318	-15%	1,298,567	-35%
Intangible. Property and Equipment	55,238	53,671	3%	60,195	-8%
Investments	1,986,262	1,979,277	0%	1,963,775	1%
Total Assets	5,734,793	5,975,843	-4%	6,264,418	-8%

Current Liabilities
Loans and financing	622,546	621,921	0%	582,668	7%
Debentures	255,771	192,684	33%	268,943	-5%
Obligations for Purchase of Land and advances from customers	221,710	251,101	-12%	228,010	-3%
Material and service suppliers	42,903	50,439	-15%	76,943	-44%
Taxes and Contribution	23,370	59,331	-61%	60,640	-61%
Investor Obligations	-	5,342	-100%	5,016	-100%
Other	385,503	397,516	-3%	433,116	-11%
	1,551,803	1,578,334	-2%	1,655,336	-6%
Long-term liabilities
Loans and financings	619,501	633,699	-2%	668,119	-7%
Debentures	307,797	459,344	-33%	568,589	-46%
Obligations for Purchase of Land and advances from customers	87,646	93,572	-6%	117,839	-26%
Deferred taxes	10,226	10,085	1%	28,589	-64%
Provision for contigencies	107,443	81,542	32%	75,190	43%
Investor Obligations	2,375	1,140	108%	4,713	-50%
Other	45,375	70,186	-35%	45,109	1%
	1,180,363	1,349,568	-13%	1,508,148	-22%
Shareholders’ Equity
Shareholders’ Equity	2,998,074	3,043,669	-1%	3,097,879	-3%
Minority Shareholders	4,553	4,272	7%	3,055	49%
	3,002,627	3,047,941	-1%	3,100,934	-3%
Total Liabilities and Shareholders’ Equity	5,734,793	5,975,843	-4%	6,264,418	-8%

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Balance Sheet Tenda Segment

	2Q16	1Q16	Q/Q %)	2Q15	Y/Y(%)
Current Assets
Cash and cash equivalents	116,547	102,571	14%	87,637	33%
Securities	197,671	232,351	-15%	247,492	-20%
Receivables from clients	412,709	428,517	-4%	433,456	-5%
Properties for sale	503,352	513,414	-2%	487,252	3%
Other accounts receivable	104,090	103,485	1%	132,872	-22%
Land for sale	84,060	93,898	-10%	117,452	-28%
	1,418,429	1,474,236	-4%	1,506,161	-6%
Long-term Assets
Receivables from clients	67,530	46,517	45%	39,388	71%
Properties for sale	216,894	212,843	2%	179,759	21%
Other	48,649	47,423	3%	64,441	-25%
	333,073	306,783	9%	283,588	17%
Intangible, Property and Equipment	44,516	41,503	7%	38,018	17%
Investments	160,295	163,820	-2%	155,891	3%
Total Assets	1,956,313	1,986,342	-2%	1,983,658	-1%

Current Liabilities
Loans and financing	11,236	7,586	48%	7,655	47%
Debentures	174,475	207,060	-16%	207,485	-16%
Obligations for Purchase of Land and Advances from customers	138,672	136,238	2%	158,181	-12%
Material and service suppliers	34,818	29,806	17%	32,074	9%
Taxes and Contributions	65,564	73,531	-11%	73,227	-10%
Other	65,201	72,434	-10%	94,995	-31%
	489,966	526,655	-7%	573,617	-15%
Long-term liabilities
Loans and financings	80,634	78,337	3%	29,341	175%
Debentures	-	-	0%	100,000	-100%
Obligations for Purchase of Land and Advances from customers	97,870	102,869	-5%	57,809	69%
Deferred taxes	10,224	10,090	1%	4,493	128%
Provision for contigencies	52,760	56,237	-6%	57,707	-9%
Other	83,217	79,942	4%	35,695	133%
	324,705	327,475	-1%	285,045	14%
Shareholders’ Equity
Shareholders’ Equity	1,104,912	1,096,263	1%	1,091,018	1%
Minority Shareholders	36,730	35,949	2%	33,978	8%
	1,141,642	1,132,212	1%	1,124,996	1%
Total liabilities and Shareholders’ Equity	1,956,313	1,986,342	-2%	1,983,658	-1%

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Consolidated Balance Sheets

	2Q16	1Q16	Q/Q %)	2Q15	Y/Y(%)
Current Assets
Cash and cash Equivalents	157,737	143,717	10%	154,229	2%
Securities	460,832	648,359	-29%	722,584	-36%
Receivables from clients	1,285,892	1,328,042	-3%	1,464,279	-12%
Proprieties for Sale	2,063,670	1,958,087	5%	1,620,297	27%
Other accounts receivable	206,532	205,249	1%	322,469	-36%
Prepaid expenses and others	5,255	6,474	-19%	10,293	-49%
Land for Sale	87,503	100,529	-13%	123,526	-29%
	4,267,421	4,390,457	-3%	4,417,677	-3%
Long-term Assets
Receivable from clients	354,931	374,614	-5%	450,243	-21%
Properties for sale	629,811	706,965	-11%	895,500	-30%
Other	192,631	207,555	-7%	221,448	-13%
	1,177,373	1,289,134	-9%	1,567,191	-25%
Intangible and Property and Equipment	125,230	120,650	4%	123,689	1%
Investments	978,100	979,712	0%	963,989	1%
Total Assets	6,548,124	6,779,953	-3%	7,072,546	-7%

Current Liabilities
Loans and Financing	633,782	629,508	1%	590,323	7%
Debentures	430,246	399,744	8%	476,428	-10%
Obligations for purchase of land and Advances from customers	360,382	387,339	-7%	386,192	-7%
Materials and service suppliers	77,721	80,245	-3%	109,017	-29%
Taxes and contributions	88,934	97,074	-8%	107,483	-17%
Other	450,702	481,718	-6%	529,144	-15%
	2,041,767	2,075,628	-2%	2,198,587	-7%
Long-term Liabilities
Loans and Financing	700,135	712,036	-2%	697,460	0%
Debentures	307,797	459,344	-33%	668,589	-54%
Obligations for purchase of land and Advances from customers	185,516	196,441	-6%	175,649	6%
Deferred taxes	20,450	20,175	1%	33,081	-38%
Provision for contigencies	160,203	145,214	10%	139,208	15%
Other	130,966	124,831	5%	60,480	117%
	1,505,067	1,658,041	-9%	1,774,467	-15%
Shareholders’ Equity
Shareholders’ Equity	2,998,075	3,043,671	-1%	3,097,881	-3%
Minority Shareholders	3,215	2,613	23%	1,611	100%
	3,001,290	3,046,284	-1%	3,099,492	-3%
Total liabilities and Shareholders’ Equity	6,548,124	6,779,953	-3%	7,072,546	-7%

39

EARNINGS

RELEASE

2Q16

Cash Flow

	2Q16	2Q15	6M16	6M15
Income Before Taxes on Income and Social Contribution	(34,888)	19,729	(74,494)	63,490
Expenses/income not affecting working capital	64,777	91,830	124,645	136,363
Depreciation and amortization	8,684	11,561	21,382	23,230
Provision for realization of non - financial assets - Properties and land for sale	(17,221)	4,375	(17,221)	4,375
Expense with stock option plan and shares	1,327	2,383	3,751	5,001
Penalty provision fee over delayed projects	1,244	1,136	731	(943)
Unrealized interest and financial charges	26,221	21,249	52,728	37,663
Equity income	8,763	7,182	(4,902)	(11,600)
Disposal of fixed asset	1,716	842	3,353	1,058
Provision for warranty	(4,345)	1,904	(9,966)	8,829
Provision for lawsuits	21,058	29,418	43,946	55,488
Profit Participation provision	4,126	9,124	12,468	12,038
Allowance for doubtful credit sales and dissolutions	15,234	(1,122)	30,591	(805)
Write-off of Investment	-	2,188	-	(2,317)
Income from financial instruments	(2,030)	1,590	(12,216)	4,346
Clients	51,251	(12,739)	130,464	(78,034)
Properties for sale	(8,056)	14,566	(37,369)	(43,117)
Other accounts receiveable	(19,136)	(26,134)	(27,000)	(11,403)
Pre-paid expenses	1,219	5,030	1,916	5,150
Obligations on land purchase and advances from clients	(37,882)	(13,082)	(64,036)	(29,902)
Taxes and contribution	(8,140)	(3,450)	(13,123)	(6,941)
Providers	(2,524)	6,627	20,386	13,886
Salaries and payroll charges	(24,679)	(21,686)	(21,329)	(17,397)
Other obligations	(2,886)	(49,627)	(15,683)	(61,512)
Related parts operations	8,862	(11,536)	18,238	(10,022)
Paid taxes	(2,973)	5,754	(15,718)	(6,406)
Net cash Operating Activities	(15,055)	5,282	26,897	(45,845)
Investments Activities
Purchase of fixed and intangible asset	(14,980)	(16,732)	(23,447)	(22,383)
Capital raise in subsidiaries	(10,188)	-	(12,639)	-
Redemption of financial aplication	(932,808)	952,732	(1,740,607)	2,133,082
Funding financial investments	1,120,335	(783,891)	1,909,446	(1,808,307)
Net cash of investing activities	162,359	151,322	132,753	301,430
Financing activities
Investors obligations	(4,107)	(6,134)	(2,520)	(3,734)
Increase in loans and financing	241,100	182,351	441,389	382,672
Amortization of loans and financing	(395,993)	(408,754)	(572,950)	(574,060)
Stock buyback in treasury	(8,195)	-	(8,195)	(22,135)
Assignment of credit receivables, net	13,835	-	41,809	-
Mutual Operations with related parts	20,071	4,825	15,909	5,412
Sale of treasury shares	1,230	1,811	1,230	1,810
Result from the sale of treasury shares	(1,225)	(1,217)	(1,225)	(1,216)
Net cash of financing activities	(133,284)	(227,118)	(84,553)	(211,251)
Increase (decrease) in cash and cash equivalents	14,020	(70,514)	75,097	44,334
Initial balance of cash and cash equivalents	82,640	224,743	82,640	109,895
Final balance of cash and cash equivalence	157,737	154,229	157,737	154,229
Increase (decrease) of cash and cash equivalents	14,020	(70,514)	75,097	44,334

40

EARNINGS

RELEASE

2Q16

About Gafisa

Gafisa is one Brazil’s leading residential and commercial properties development and construction companies. Founded over 60 years ago, the Company is dedicated to growth and innovation oriented to enhancing the  well-being, comfort and safety of an increasing number of households. More than 15 million square meters have been built, and approximately 1,100 projects  delivered under the Gafisa brand - more than any other company in Brazil. Recognized as one of the foremost professionally managed homebuilders, Gafisa’s brand is also one of the most respected, signifying both quality and consistency. In addition to serving the upper-middle and upper class segments through the Gafisa brand, the Company also focuses on low income developments through its Tenda brand. And, it participates through its 30% interest in Alphaville, a leading urban developer, in the national development and  sale of residential lots.  Gafisa S.A. is a Corporation traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and is the only Brazilian homebuilder listed on the New York Stock Exchange (NYSE:GFA) with an ADR Level III, which ensures best practices in terms of transparency and corporate governance.

This release contains forward-looking statements about the business prospects, estimates for operating and financial results and Gafisa’s growth prospects. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

41

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 11, 2016

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer